Broken Anchor Winery LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Income	169,655.32
Less Sales Tax Discount	26.84
Total Income	**$169,682.16**
Cost of Goods Sold	
Other COGS Exp	23,353.14
Purchased Products	31,529.05
Subcontrators	14,074.00
Total Cost of Goods Sold	**$68,956.19**
GROSS PROFIT	**$100,725.97**
Expenses	
Advertising and Promotion	1,355.70
Automobile Expense	90.19
Bank Service Charges	74.01
Dues and Subscriptions	304.67
Furniture and Equipment Expense	438.16
Insurance Expense	1,706.64
Interest Expense	9,468.35
licensing	9,730.52
Meals and Entertainment	1,765.81
Office Exp	4,308.55
Payroll Expenses	34,000.71
Professional Fees	3,474.57
Rent Or Lease	61,589.12
Repairs and Maintenance	2,537.69
Sanitation - Grease	1,050.00
Security	324.87
Shipping & Postage	1,323.26
Taxes	200.00
Travel Expense	807.61
Utilities	10,568.85
Total Expenses	**$145,119.28**
NET OPERATING INCOME	**$ -44,393.31**
Other Income	
Dividen Income	8.09
PPP Grant	11,000.00
Total Other Income	**$11,008.09**
Other Expenses	
Ask My Accountant	274.05
Non Deductible Expenses	413.36
Total Other Expenses	**$687.41**
NET OTHER INCOME	**$10,320.68**
NET INCOME	**$ -34,072.63**

Broken Anchor Winery LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$369.44**
Accounts Receivable	
Accounts Recievable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Deposits	7,760.08
Inventory	23,683.72
Pre Paid Expenses	0.00
Total Other Current Assets	**$31,443.80**
Total Current Assets	**$31,813.24**
Fixed Assets	
* Start Up Cost -Amex Need Info	16,808.12
Accumulated Depreciation	-977.00
Building Sign - 12/16/19	3,287.95
Computers & Equip - 12/19	1,318.57
Furniture and Equip - 10/31/19	1,427.39
Furniture and Equip - 6/15/20	433.97
Kitchen Supplies - 1/8/20	5,789.24
Leasehold Improvmet - 1/19/20	41,051.57
Leasehold Improvmet - 12/31/19	21,306.17
POS System - 9/9/19	4,827.64
Software - 2/18/20	900.22
Start Up Cost - 11/1/19	44,079.96
Winemakers Bottler - 11/6/19	4,892.30
Total Fixed Assets	**$145,146.10**
TOTAL ASSETS	**$176,959.34**

Broken Anchor Winery LLC

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	10,974.31
Total Accounts Payable	**$10,974.31**
Credit Cards	
American Express	16,514.32
Total Credit Cards	**$16,514.32**
Other Current Liabilities	
Georgia Tax Center Payable	1,499.16
Loans Payable	149,906.03
Payroll Liabilities	0.00
Shareholder Loans	51,313.63
Total Other Current Liabilities	**$202,718.82**
Total Current Liabilities	**$230,207.45**
Total Liabilities	**$230,207.45**
Equity	
Retained Earnings	-19,175.48
Net Income	-34,072.63
Total Equity	**$ -53,248.11**
TOTAL LIABILITIES AND EQUITY	**$176,959.34**

Broken Anchor Winery LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-34,072.63
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Recievable	-1,019.60
Inventory	-17,137.72
Tips Paid (deleted)	-6,785.24
Tips Paid (deleted):Denman - Less Tips Paid (deleted)	465.93
Tips Paid (deleted):Kendrick - Tips Paid (deleted)	4,469.21
Tips Paid (deleted):Long - Tips Paid (deleted)	1,850.10
Kitchen Supplies - 1/8/20	-5,789.24
Accounts Payable	11,114.68
American Express	16,514.32
Georgia Tax Center Payable	2,416.48
Georgia Tax Center Payable:Sales Tax Payable	-1,341.11
Loans Payable:SBA Grant	10,131.03
Loans Payable:Stearns Bank	33,854.17
Payroll Liabilities	-703.38
Shareholder Loans	-9,509.37
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**38,530.26**
Net cash provided by operating activities	**$4,457.63**
INVESTING ACTIVITIES	
* Start Up Cost -Amex Need Info	-16,808.12
Furniture and Equip - 6/15/20	-433.97
Leasehold Improvmet - 1/19/20	-41,051.57
Leasehold Improvmet - 12/31/19	-38.25
Software - 2/18/20	-900.22
Net cash provided by investing activities	**$ -59,232.13**
NET CASH INCREASE FOR PERIOD	**$ -54,774.50**
Cash at beginning of period	55,143.94
CASH AT END OF PERIOD	**$369.44**